
SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH, D.C.
203
SECTION



07007261

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53735

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McColl Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 North Tryon Street, Suite 5400
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Ryan — (704) 333-0528
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

101 South Tryon Street	Charlotte	NC	28280
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 30 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick J. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McColl Partners, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Chief Financial Officer

Title

Notary Public

My Commission Expires April 13, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents



DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Independent Auditors' Report

To the Member of
McColl Partners, LLC
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of McColl Partners, LLC, (the "Company") as of December 31, 2006 and 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of McColl Partners, LLC as of December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes PLLC

Charlotte, North Carolina
February 14, 2007

3600 Bank of America Plaza
101 South Tryon Street
Charlotte, NC 28280
Ph. 704.334.3600 Fx. 704.372.0303
www.dixon-hughes.com



A Member of Moores Rowland International
An association of independent accounting firms throughout the world

MCCOLL PARTNERS, LLC
(a wholly-owned subsidiary of The McColl Group LLC)
Statements of Financial Condition
December 31, 2006 and 2005

Assets

	2006	2005
Cash	$ 3,187,198	$ 462,274
Short term investments	8,925,000	5,986,940
Accounts receivable, net of allowance for doubtful accounts	205,870	420,288
Equity securities owned, at fair value	501,533	322,000
Prepaid expenses	75,769	34,286
Property and equipment, net of accumulated depreciation	463,819	483,475
Total assets	$13,359,189	$7,709,263

Liabilities and Member's Equity

	2006	2005
Compensation payable	$ 1,775,550	$ 760,000
Deferred revenue	434,501	366,000
Accounts payable and other liabilities	278,297	254,263
Obligations under capital leases	--	7,210
Total liabilities	2,488,348	1,387,473
Member's equity	10,870,841	6,321,790
Total liabilities and member's equity	$13,359,189	$7,709,263

The accompanying notes are an integral part of these financial statements.

MCCOLL PARTNERS, LLC
(a wholly-owned subsidiary of The McColl Group LLC)
Notes to Financial Statements
December 31, 2006 and 2005

1. Description of Organization

McColl Partners, LLC (the "Company"), a wholly-owned subsidiary of The McColl Group LLC (the "Parent"), was formed as a North Carolina limited liability company on May 25, 2001. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is also a registered investment adviser with the North Carolina Securities Division.

The Company offers investment banking advisory services to private and public clients in connection with mergers and acquisition, private capital raises and valuation assignments. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities and securities underwriting.

2. Summary of Significant Accounting Policies

Cash – The Company considers all highly liquid investments with an original maturity of three months or less at date of purchase to be cash equivalents. Deposit balances in a single financial institution in excess of $100,000 are not insured by the Federal Deposit Insurance Corporation. The Company has not experienced losses in such deposit accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Accounts receivable – Accounts receivable, net of allowance for doubtful accounts, includes amounts billed and receivable from clients in connection with investment banking advisory services rendered, including related reimbursable out-of-pocket expenses. Unbilled reimbursable out-of-pocket expenses were $28,344 and $60,960 at December 31, 2006 and 2005, respectively. The allowance for doubtful accounts was $184,262 and $202,899 at December 31, 2006 and 2005, respectively. Credit is extended based on evaluation of the customer's financial condition and, generally, collateral is not required. The Company provides an allowance for doubtful collections that is based upon a review of outstanding receivables.

Short-term Investments – Short-term investments include mutual funds, North Carolina issues held under Variable Rate Demand Obligations (VRDOs), and R-Floats instruments, which are classified as trading securities. The bonds are traded at par value, interest is reset weekly and the instruments provide seven-day liquidity.

Equity securities owned – Equity securities owned may include both marketable securities and securities not readily marketable. Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market, that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or that cannot be offered or sold because of other arrangements, restrictions (one year or greater), or conditions applicable to the securities or to the Company.

Marketable securities are recorded at market value, which is estimated using quoted market prices. Securities not readily marketable are recorded at fair value as determined by management using pricing models and other relevant information. Where securities have certain trading restrictions, the Company may apply a discount to the quoted market prices or the estimated fair value. Any gains or losses resulting from changes in market value are reflected in revenue as unrealized gain/loss on equity securities owned.

Property and equipment - Property and equipment is recorded at cost and consists of office equipment purchased and office equipment held under capital leases. Purchased property and equipment is depreciated over the respective lives of the assets. Property and equipment under capital leases is depreciated over the respective lease terms, generally five years. Accumulated depreciation was $182,764 and $93,126 at December 31, 2006 and 2005, respectively.

Deferred revenue – The Company may receive up-front retainer fees in connection with providing investment banking advisory services to its clients. The Company recognizes these up-front fees as income over the estimated life of the services period, generally ten months. Deferred revenue as of December 31, 2006 and December 31, 2005 represents retainer fees paid for advisory services to be rendered in 2007 and 2006, respectively.

Accounts payable and other liabilities - Accounts payable and other liabilities include amounts payable in the ordinary course of business.

Income taxes – The Company is a limited liability company that is taxed as a partnership for federal and state income tax purposes. The Company's single member is also a limited liability company that is taxed as a partnership for federal and state income tax purposes. As a result, income of the Company is considered income of the members of The McColl Group LLC and no income tax provision is recorded by the Company.

Management estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Equity Securities Owned

Not readily marketable securities at December 31, 2006 and 2005 include the following:

	2006	2005
Corporate stocks	$ 10,000	$ 90,000
Warrants	491,533	232,000
Total	$501,533	$322,000

4. Obligations Under Capital Leases

The Company leased certain property and equipment under various capital and operating lease arrangements that expired in 2006.

5. Commitment and Contingencies

The Company leases its office under an operating lease, which began in November 2005. The lease has an escalating rent clause of 2.5% per year. The lease has a term of 56 months with options to extend the term for successive 24 and 56 month periods.

6. Member's Equity

Member's equity includes one class of membership interest. The Parent owns a 100% interest in the Company. Members of the Parent participate in the investment banking advisory activities of the Company.

7. Defined Contribution Plan

The Company sponsors a 401(k) profit sharing plan. All full time employees over 21 years old with one year of service are eligible. The Company profit sharing contribution is discretionary.

8. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and requires that the Company's ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2006, the Company had an excess of net capital of $8,563,727. The Company's ratio of aggregate indebtedness to net capital was .29 to 1.

9. Subsequent Event

The Company experienced an unrealized loss on its not readily marketable securities of approximately $336,000 subsequent to year-end. The Company plans to continue to hold the security in the near term.

END